Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 1997 Equity Participation Plan, the 2002 Equity Participation Plan, the IPC The Hospitalist Company, Inc. 2007 Equity Participation Plan and the IPC The Hospitalist Company, Inc. Employee Stock Purchase Plan, of our reports dated March 22, 2007, except for Notes 9 and 10 for which the date is October 29, 2007, and Note 13 for which the date is January 11, 2008, with respect to the consolidated financial statements and schedule of IPC The Hospitalist Company, Inc. (formerly InPatient Consultants Management, Inc.) included in Amendment No. 5 to its registration statement and prospectus (Form S-1 No. 333-145850), filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

January 29, 2008